Contact:
Jonathan Burgin
CFO
(972) 3-645-5004
jonathanb@radcom.com

FOR IMMEDIATE RELEASE

RADCOM SIGNS $5.5M PIPE TRANSACTION

TEL-AVIV, Israel – October 11, 2010 – Radcom Ltd. (NASDAQ: RDCM) ("Radcom") today announced that it has signed definitive agreement with investors regarding a private placement transaction (PIPE), subject to certain customary conditions.

According to the terms of the definitive agreement, Radcom will issue ordinary shares to the investors at an aggregate purchase price of $5.5 million, with a price per share of $8.55, which is based on the average closing price of Radcom’s ordinary shares on the thirty trading days prior to the execution date of the definitive agreement, minus a discount of 12%. The investors will also be granted warrants to purchase one ordinary share for every three ordinary shares purchased by them in the transaction. The exercise price of the warrants will be equal to the price per share to be paid in the transaction plus 25%, and they will be exercisable for a period of three years from the date of issue. In addition, Radcom has agreed to register with the U.S. Securities and Exchange Commission the resale of the shares and the shares underlying the warrants.

One of the investors in the PIPE is the Company’s Chairman, Mr. Zohar Zisapel, who, subject to the approval of Radcom’s shareholders, will invest approximately $1 million. In order to approve Mr. Zohar Zisapel's participation in the transaction, Radcom is calling a special meeting of shareholders to be held on November 24, 2010, at the offices of Radcom at 24 Raul Wallenberg Street, Tel Aviv, Israel. The record date for the meeting is October 20, 2010. Pursuant to Israeli law, the approval of the particpiation of Mr. Zisapel in the transaction requires a special majority of Radcom's shareholders (the affirmative vote of the holders of a majority of the Radcom shares present, in person or by proxy, and voting on the matter, provided that either (i) such majority includes at least one-third of the votes of disinterested shareholders voting on the matter (not including abstentions) or (ii) the total number of votes of disinterested shareholders voted against the matter does not exceed one percent of Radcom's voting power), at the meeting.

Commenting on the news, Mr. Jonathan Burgin, Chief Financial Officer of Radcom, said, “We are grateful to receive this additional vote of confidence from new investors and current investors, many of whom have demonstrated such unwavering support of our Company throughout the years. We believe that the improving financial results that we have delivered over the past few quarters are justifying their support and confirming the market’s growing need and demand for our solutions. The cash infusion from this transaction will help us fully leverage this momentum, taking advantage of favorable markets to create additional value for our shareholders.”

About Radcom

Radcom provides innovative service assurance solutions for communications service providers and equipment vendors. Radcom specializes in solutions for next-generation networks, both wireless and wireline. Radcom’s comprehensive, carrier strength solutions are used to prevent service provider revenue leakage and enable management of customer care. Radcom’s products facilitate fault management, network service performance analysis, troubleshooting and pre-mediation with an OSS/BSS. Radcom's shares are listed on the NASDAQ Capital Market under the symbol RDCM. For more information, please visit www.RADCOM.com.

Risks Regarding Forward-Looking Statements

Certain statements made herein that use the words “estimate,” “project,” “intend,” “expect,” “'believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties that could cause the actual results, performance or achievements of the Company to be materially different from those that may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in the demand for the Company’s products, inability to timely develop and introduce new technologies, products and applications, and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with the Company’s business, reference is made to the Company’s reports filed from time to time with the United States Securities and Exchange Commission. The Company does not undertake to revise or update any forward-looking statements for any reason.